Exhibit 99.1

ASX, Nasdaq and Media Release

July 10, 2023

Opthea Announces Departure of Chief Medical Officer and Appointment of Senior Medical Advisor

Melbourne, Australia; July 10, 2023 – Opthea Limited (NASDAQ:OPT; ASX:OPT), a clinical stage biopharmaceutical company developing novel therapies to treat highly prevalent and progressive retinal diseases, announced today the resignation of Dr. Joel Naor, Chief Medical Officer (CMO), effective July 15th, 2023. Dr. Naor is stepping down to pursue new opportunities and will be replaced by Dr. Kenneth Sall, MD who has been appointed as Opthea's Senior Medical Advisor. Dr. Sall will assume responsibility for safety oversight of the Opthea’s Phase 3 clinical trials investigating OPT-302, a novel VEGF-C/D ‘trap’ inhibitor, for the treatment of wet age-related macular degeneration (wet AMD).

Dr. Sall is an ophthalmology specialist having served as Medical Director for over 33 years at the Sall Research Medical Center, which included several years as principle investigator on a number of large ophthalmology trials including several on macular degeneration. Dr. Sall is a graduate of the University of Southern California (USC), Keck School of Medicine.

Commenting on the changes in management, Dr. Megan Baldwin, CEO and Managing Director of Opthea said “We appreciate Dr. Naor’s contribution to executing Opthea’s ongoing Phase 3 clinical trials. We wish him the very best as he embarks on his new journey and are excited to commence working with Dr. Sall as we advance OPT-302 through its final stage of clinical development.”

Dr. Joel Naor commented “Opthea is well positioned to realize the promise of OPT-302 to improve on the existing standard of care as a complementary therapy for the treatment of wet AMD. I am grateful for the time I was able to work there and wish the Company success as it approaches the commercialization phase for this potentially transformative wet AMD treatment.”

About Opthea Limited

Opthea (ASX:OPT; Nasdaq:OPT) is a biopharmaceutical company developing novel therapies to address the unmet need in the treatment of highly prevalent and progressive retinal diseases, including wet age-related macular degeneration (wet AMD) and diabetic macular edema (DME). Opthea’s lead product candidate OPT-302 is in pivotal Phase 3 clinical trials and being developed for use in combination with anti-VEGF-A monotherapies to achieve broader inhibition of the VEGF family, with the goal of improving overall efficacy and demonstrating superior vision gains over that which can be achieved by inhibiting VEGF-A alone.

Inherent risks of Investment in Biotechnology Companies

There are a number of inherent risks associated with the development of pharmaceutical products to a marketable stage. The lengthy clinical trial process is designed to assess the safety and efficacy of a drug prior to commercialization and a significant proportion of drugs fail one or both of these criteria. Other risks include uncertainty of patent protection and proprietary rights, whether patent applications and issued patents will offer adequate protection to enable product development, the obtaining of necessary drug regulatory authority approvals and difficulties caused by the rapid advancements in technology. Companies such as Opthea are dependent on the success of their research and development projects and on the ability to attract funding to support these activities. Investment in research and development projects cannot be assessed on the same fundamentals as trading and manufacturing enterprises. Therefore, investment in companies specializing in drug development must be regarded as highly speculative. Opthea strongly recommends that professional investment advice be sought prior to such investments.

Authorized for release to ASX by Megan Baldwin, CEO & Managing Director

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